UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

AER VENTURES, INC.

(Name of Small Business Issuer in Its Charter)

333-112447

(Commission File Number)

Nevada	77-0622733
(State or other jurisdiction of Incorporation of organization)	(IRS Employer Identification Number)

6197 Cornerstone Court E, Suite 108

San Diego, California 92121

(Address of Principal Executive Offices)

(858) 703-4001

(Issuer’s Telephone Number, Including Area Code)

AER VENTURES, INC.

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

AER VENTURES, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY AER VENTURES, INC.’S SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished to the holders of record on August 15, 2005, of the outstanding shares of common stock, $.001 par value (“Common Stock”), of AER Ventures, Inc., a Nevada corporation (the “Company”), in connection with the possible designation by Telanetix Inc., a California corporation (“Telanetix”), of at least a majority of the members of the Board of Directors of the Company, pursuant to the terms of a Exchange Agreement, dated August 15, 2005 (the “Exchange Agreement”), by and among the Company, Telanetix and certain stockholders of Telanetix. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.

The Exchange Agreement provides that the Company shall take all necessary action to appoint the individuals designated by Telanetix to serve as the directors of the Company, such designation to be effective 10 days following the filing of this Information Statement with the Securities and Exchange Commission and its mailing to the Company’s holders of record. The Exchange Agreement also provides that the Company will, to the extent permitted by applicable law, secure the resignation of, or remove, the existing members of the Board of Directors so as to enable the Telanetix designees to be appointed to the Board of Directors.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information contained in this Information Statement concerning Telanetix and the Telanetix designees has been furnished to the Company by Telanetix, and the Company assumes no responsibility for the accuracy or completeness of any such information.

Change in Control Transaction

The Exchange Agreement provides for the Company’s acquisition of between 50% and 100% of the outstanding capital stock of Telanetix in exchange for (i) the Company’s issuance to Telanetix Stockholders of two shares of the Company’s Common Stock for each share of Telanetix common stock or preferred stock exchanged by the Telanetix Stockholder up to an aggregate of 7,254,000 shares of the Company’s common stock, and (ii) the Company’s issuance to Telanetix Stockholders or options or warrants to purchase shares of the Company’s Common Stock for each Telanetix option or warrant exchanged by the Telanetix Stockholders up to an aggregate of 4,251,512 options or warrants (the “Exchange”). The issuance of the Company’s shares of common stock, options and warrants to the Telanetix Stockholders is intended to be exempt from registration under the Securities Act pursuant to Section 4(2) thereof.

On August 18, 2005, the Company consummated the transactions under the Exchange Agreement (the “Closing”) and acquired 1,875,000 shares of the outstanding capital stock of Telanetix in exchange for the Company’s issuance to the Telanetix Stockholders of 3,750,000 shares of the Company’s common stock. The Company also issued 4,251,512 options or warrants to purchase the Company’s Common Stock to holders of Telanetix options or warrants. The issuance of the Company’s shares of common stock to the Telanetix Stockholders was exempt from registration under the Securities Act pursuant to Section 4(2) thereof.

In connection with the Exchange Agreement, there will be a change of control. Prior to the Closing, the Company had 5,268,000 shares of Common Stock outstanding. Following the Closing, the Company has a total of 9,018,000 shares of common stock issued and outstanding. The Telanetix Stockholders own approximately 42% of the issued and outstanding shares of the Company’s common stock, the stockholders of the Company immediately prior to Closing (“Existing Stockholders”) own approximately 58% of the shares of the Company’s issued and outstanding common stock.

Following the Closing, there remain 1,752,000 shares of Telanetix’s outstanding Series A Convertible Preferred Stock that were not exchanged for the Company’s shares. Under the terms of the Exchange Agreement, holders of those shares have 90 days in which to tender them for exchange up to an aggregate of 3,504,000 shares of the Company’s common stock. In the event that all of the outstanding Telanetix shares are exchanged prior to the expiration of the 90 day period, then the Telanetix Stockholders will own 58% of the issued and outstanding shares of the Company’s common stock, the Existing Stockholders will own approximately 42% of the shares of the Company’s issued and outstanding common stock. In addition, the Telanetix Stockholders hold 4,251,512 options or warrants to purchase the Company’s common stock. If all of those options and warrants were exercised, then the Telanetix Stockholders would own approximately 69% of the Company’s outstanding common stock and the Existing Stockholders would own approximately 31%.

Voting Securities

The Company’s Common Stock is the only class of equity security that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders. Each share of Common Stock entitles the holder thereof to one (1) vote. As of August 15, 2005, there were 5,268,000 shares of the Company’s Common Stock outstanding.

Board of Directors and Executive Officers

Directors are elected at the annual meeting of stockholders or by unanimous written consent of the stockholders, and each director holds office until his successor is appointed or he resigns, unless sooner removed. During the fiscal year ended December 31, 2004, the Board of Directors held five meetings. The Company has limited operations to audit, and pays no executive compensation. Accordingly, the Company currently has no standing audit, nominating or compensation committees of the Board of Directors. The Company anticipates that it will establish audit and compensation committees within 90 days following the closing of the Exchange.

The Company’s Board of Directors and executive officers prior to the Exchange are set forth on the table below. Stockholders may communicate with any of the Company’s directors, by submitting written correspondence to the Company’s executive offices. The following sets forth certain information concerning Mr. Rogers’ and Mr. John’s experience and background.

Name	Age	Position(s)
Stuart Rogers	48	President, Chief Executive Officer, Treasurer, and Director

Paul John	58	Secretary and Director

Mr. Stuart Rogers has acted as the Company’s President, Chief Executive Officer, Treasurer, Principal Accounting Officer and as a director since its incorporation. Mr. Rogers has been involved in the venture capital community since 1987. Since November 1990, he has acted as the President of West Oak Capital Group, Inc., a privately held investment banking firm specializing in the early stage finance of technology projects through the junior capital markets in Canada and the United States, and has served as a director of client companies listed on the TSX Venture Exchange, the Toronto Stock Exchange, NASDAQ Small Capital Market and NASD OTC Bulletin Board. These companies included Moving Bytes, Inc. (October 1995 to June 2003), Randsburg International Gold Corp. (July 1998 to August 2001), Brimm Energy Corp. (August 1993 to April 1996), Silvercrest Mines Ltd. (January 2001 to March 2003) and Westfort Energy Ltd. (June 1999 to September 2001). Currently, Mr. Rogers acts as a director or officer of the following reporting companies: Consolidated Global Cable Systems, Inc., MAX Resource Corp., InNexus Biotechnology Inc., Randsburg International Gold Corp. and AVC Venture Capital Corp. Most of his business time is devoted to these companies.

Mr. Paul John has acted as the Company’s Secretary and as a director since its incorporation. Mr. John graduated from the University of Victoria, B.C. with a Bachelor of Arts degree, majoring in Economics and Political Science. From 1971 to 1979, he worked with the Hudson Bay Company, a national Canadian department store chain, rising to the senior executive level. In 1980, he acquired a WorkWear World franchise in the interior of British Columbia, developing this initial location into 19 stores in British Columbia and the Yukon Territories, with annual sales of $18 million in 1999. In 1999, Mr. John sold his chain of WorkWear World stores to Mark’s Work Warehouse, a publicly traded company listed on the Toronto Stock Exchange, and was appointed as General Manager for Western Canada for their Work World franchised locations. He held this position until 2001, when he was appointed General Franchise Manager for WorkWear World. Mr. John continues to act in this position, with most of his business time being devoted to this company.

Mr. John served as a director of Leopardus Resources Inc., an oil and gas company listed on the Vancouver Stock Exchange and NASD OTC Bulletin Board from May 1993 to December 2001; as a director of Canadian Venture Exchange-listed Tearlach Resources Ltd., a mineral exploration company, from May 1991 to March 2001; and as a director of Strathclair Ventures Ltd., an oil and gas exploration company listed on the TSX Venture Exchange, from February 2002 to November 2002. He currently serves as a director of MAX Resource Corp., a British Columbia and Alberta reporting company involved in mineral property exploration.

Director and Officer Compensation

During fiscal 2004 and through the date of this Schedule, none of the Company’s officers or directors has been paid any compensation. The determination of whether to pay compensation to the Company’s officers and directors is made from time to time by the Company’s Board of Directors. The Company’s officers and directors are reimbursed for any out-of-pocket expenses incurred on the Company’s behalf.

Telanetix Designees

In connection with the Closing, and under the terms of the Exchange Agreement, Stuart Rogers and Paul John each resigned from his officer positions effective as of the Closing. Under the terms of the Exchange Agreement each of the current directors of the Company tendered a resignation at the Closing that will become effective 10 days following the filing with the SEC and the distribution to the Company’s stockholders of a Schedule 14(f)-1 Notice to Stockholders. The resignations of the directors and officers from their positions was a condition of the Closing of the Exchange and not due to any disagreement with the Company.

Effective as of the Closing, the Company’s directors appointed Thomas A. Szabo and Rick Ono as the Telanetix designees, and that each has consented to serve as an or executive officer of the Company. Telanetix has advised the Company that, to its knowledge, neither Mr. Szabo, Mr. Ono, nor any of any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, and no such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than with respect to the transactions between Telanetix and the Company that have been described herein. In addition, Telanetix has advised the Company that, to its knowledge, neither Mr. Szabo nor Mr. Ono is currently a director of, and neither holds any position with, the Company, nor do either of them have a familial relationship with any director or executive officer of the Company.

The following sets forth certain information concerning the Telanetix Designees’ background and experience:

Name	Age	Position(s)
Thomas A Szabo	46	Chairman of the Board of Directors and Chief Executive Officer

Rick Ono	45	Chief Financial Officer, Chief Operating Officer and Secretary

Mr. Szabo has served as the Chairman of the Board and Chief Executive Officer of Telanetix since its inception in 2002. From 2003 to the present, Mr. Szabo has served as Chairman and Chief Executive Office of Public Media Works, Inc. (OTCBB:PMWI) a film production company. From 1997 to the present, he served as a director of Digital On-Demand, Inc., a private digital entertainment network, and served Chairman and CEO from 1997 until its sale to Alliance Entertainment Corporation in 1999. From 2000 to 2005, Mr. Szabo served on the Board of Directors of Alliance Entertainment Corp., a privately held global entertainment distributor. Mr. Szabo currently serves on several boards of directors including Digital-on-Demand, Inc., Public Media Works, Inc. and ACG. Mr. Szabo is an active participant in many community and philanthropic organizations including Save Our Schools and the Century Club’s PGA Buick Invitational.

Mr. Rick Ono has served as the Chief Financial Officer, Chief Operating Officer and Secretary of Telanetix since 2005. From 2002 to 2004, Mr. Ono was a Partner with Avant Partners, Inc., a management consulting firm specializing in high technology start-ups and turnarounds. From 1999 to 2002, he was the Senior Vice President, General Manager for ADN Corporation, a provider of Internet services to enterprise customers. Mr. Ono has also held executive and senior level sales and marketing management positions with Xircom Corp., Western Digital Corp (NYSE: WDC), Gateway Communications, Inc. and Regis McKenna, Inc. Mr. Ono is a graduate of the Anderson Graduate School of Management at UCLA and La Verne University.

Certain Relationships and Related-Party Transactions

During the year ended 2003, the Company incurred $1,750 in rent to a private British Columbia company wholly owned by Stuart Rogers, a director of the Company. This same private company is owed $700 for office expenses paid on the Company’s behalf.

Beneficial Ownership of the Company’s Common Stock

The following table sets forth, as of August 15, 2005, information with respect to the securities holdings of all persons which the Company, pursuant to filings with the Securities and Exchange Commission (“SEC”) and the Company’s stock transfer records, has reason to believe may be deemed the beneficial owner of more than five percent (5%) of the Common Stock. The following table also sets forth, as of such date, the beneficial ownership of the Common Stock by all officers and directors, individually and as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percentage of Class (1)
Officers and Directors Stuart Rogers 400 Burrard Street, Suite 400 Vancouver, B.C., Canada	2,500,000	47.64%

Paul John 1981 Main Street Penticton, B.C., Canada	500,000	9.53%

All directors and executive officers as a group (3 persons)	3,000,000	57.17%

(1)	The securities “beneficially owned” by an individual are determined in accordance with the definition of “beneficial ownership” set forth in the regulations promulgated under the Exchange Act and, accordingly, may include securities owned by or for, among others, the spouse and/or minor children of an individual and any other relative who resides in the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or which each person has the right to acquire within sixty (60) days through the exercise of options or otherwise. Beneficial ownership may be disclaimed as to certain of the securities. This table has been prepared based on 5,268,000 shares of Common Stock outstanding as of June 30, 2005.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that the Company’s officers, directors and persons owning greater than ten percent (10%) of the Common Stock (collectively, “Reporting Persons”) to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of Common Stock. Such Reporting Persons are also required by applicable SEC rules to furnish to the Company copies of all forms filed with the SEC pursuant to Section 16(a) of the Exchange Act. Based solely on its review of the copies of such forms received by it, or written representations from such persons that no other reports were required for such persons, the Company believes that each of Mr. Stuart Rogers and Mr. Paul John were late in filing their Form 3 Initial Statement of Beneficial Ownership of Securities. Those filings should have been made in May 2004. They were made on April 13, 2005.

Signatures

Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

AER Ventures, Inc.

/s/ THOMAS A. SZABO
Thomas A. Szabo, President

Dated: August 19, 2005